U.S. SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.  20549
FORM 3
INITIAL STATEMENT OF BENEFICIAL OWNERSHIP OF SECURITIES

1. Name and Address of Reporting Person: Sharlene H. Moore, 1083 East 13200 South, Draper, Utah 84020

2.  Date of Event Requiring Statement (Month/Date/Year):   2/03/00

3.  IRS or Social Security Number of Reporting Person (Voluntary):

4.  Issuer Name and Ticker or Trading Symbol: EZConnect, Inc. (EZCT)

5.  Relationship of Reporting Person(s) to Issuer (Check all Applicable)
     (X) Director ( ) Officer, give title below ( ) 10% Owner ( ) Other
     Title: N/A

6.  If Amendment, Date of Original (Month/Day/Year): N/A

7.  Individual or Joint/Group Filing (Check Applicable Line)
     (X) Form filed by One Reporting Person
     ( ) Form filed by More than One Reporting Person

TABLE I - Non-Derivative Securities Beneficially Owned

1. Title of Security: N/A

2. Amount of Securities Beneficially Owned: -0-

3. Ownership Form: Direct(D)or Indirect(I): N/A

4.  Nature of Indirect Beneficial Ownership: N/A

TABLE II - Derivative Securities Beneficially Owned

1. Title of Derivative Security:
(a) Director Options
(b) Repurchase Options

2. Date Exercisable (Month/Day/Year):
    Amount    Exercisable
    ------    -----------
(a)  50,000   1/17/00
(b) 100,000   1/10/00

   Expiration Date(Month/Day/Year):
(a) 1/17/05
(b) 1/10/02

3. Title and Amount of Securities Underlying Derivative Security
     Title             Amount
     -----             ------
(a) Common Stock        50,000
(b) Common Stock       100,000

4. Conversion or Exercise Price of Derivative Security:
(a) $2.25
(b) $1.00



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5. Ownership Form of Derivative Security: Direct (D) or Indirect (I):
(a) D
(b) D

6. Nature of Indirect Beneficial Ownership:  N/A

Explanation of Responses: N/A


Signature of Reporting Person:
Date: 7/31/00


_____________________________
Sharlene H. Moore